UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	13 March 2026 - “Publication of Annual Report 2025 & Notice of AGM”
99.2	Annual Report and Accounts & Form 20-F 2025
99.3	Notice of 2026 Annual General Meeting

99.1

Haleon plc: Publication of Annual Report and Form 20-F 2025 and Notice of 2026 AGM

13 March 2026: Haleon plc (the "Company") announces that the following documents have been published today and are available on its website, www.haleon.com:

-    Annual Report and Accounts & Form 20-F 2025 (the 'Annual Report'); and
-    Notice of 2026 Annual General Meeting ('AGM').

In addition, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Annual Report & Form 20-F 2025 will also today be filed with the US Securities and Exchange Commission and will shortly be available at www.sec.gov.

Haleon's AGM will again be a virtual meeting taking place at 3.00pm (BST) on Wednesday, 29 April 2026. The Notice of 2026 AGM is available on the Company's website at https://www.haleon.com/investors/shareholder-information/annual-general-meetings, and includes full details of the business to be conducted and joining instructions.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

Notes
In compliance with the Disclosure Guidance and Transparency Rules, the Annual Report, as submitted to the National Storage Mechanism, contains regulated information in unedited full text and is available on the Company's website as noted above.

In compliance with UK Listing Rules 6.4.1(R) and 6.4.3(R) copies of the Annual Report, Notice of AGM, Form of Proxy for the 2026 AGM and Voting Instruction Card have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Shareholders may request a free hard copy of the Annual Report, including the complete audited financial statements of the Company. Requests should be directed to corporate.secretariat@haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 13, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary